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Code of Ethics

A corporation's reputation for integrity is its most valuable asset and is directly related to the conduct of its officers and other employees.  Therefore, employees must never use their positions with Aspen, or any of its clients, for private gain, to advance personal interest or to obtain favors or benefits for themselves, members of their families or any other individuals, corporations or business entities.

Aspen adheres to the highest legal and ethical standards applicable in our business. Aspen’s business is conducted in the strict observance of both the letter and spirit of all applicable laws and the integrity of each employee is of utmost importance.

Employees of Aspen shall conduct their personal affairs in such a fashion that their duties and responsibilities to Aspen are not jeopardized and/or legal questions do not arise with respect to their association or work with Aspen.

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